Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 1, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 1, 2004, entitled “CHANGE IN US GAAP ACCOUNTING FOR INTANGIBLE ASSETS – NO IMPACT ON VODAFONE’S RESULTS UNDER UK GAAP”.

1 October 2004

CHANGE IN US GAAP ACCOUNTING FOR INTANGIBLE ASSETS – NO IMPACT ON VODAFONE’S RESULTS UNDER UK GAAP

On 29 September 2004 the Staff of the United States Securities and Exchange Commission (“SEC”) announced new guidance in the interpretation of accounting principles generally accepted in the United States (“US GAAP”) in relation to accounting for intangible assets.

The new SEC guidance will not affect the presentation of Vodafone Group Plc’s (“Vodafone”) results or the carrying values of any assets under UK GAAP (or, in the future, under IFRS).

Historically, under US GAAP, Vodafone has assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities other than mobile licences and goodwill.  This approach has been on the basis that mobile licences were indistinguishable from goodwill.

For US GAAP purposes only, the adoption of the new SEC guidance will now require Vodafone to distinguish between mobile licences and goodwill.  However, the new guidance does not permit the amount historically recorded as mobile licences to be subsequently reallocated between mobile licences and goodwill.

Therefore, the adoption of this new guidance is likely to result in a reduction in the carrying value of Vodafone’s equity accounted investment in Verizon Wireless under US GAAP. Vodafone is currently assessing the impact of this change in interpretation.

Any resulting reduction in the carrying value of Vodafone’s investment in Verizon Wireless under US GAAP would not be as a result of a change in Vodafone’s view of the financial prospects of Verizon Wireless.

- ends -

For further information:

Vodafone Group

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

Notes to editors:

For US GAAP reporting, Vodafone and certain other telecom and media companies have historically used the residual method to assign values to licences in business combinations and, since the adoption of FASB Statement No. 142 Goodwill and Other Intangibles Assets (Statement 142), in impairment testing of indefinite lived intangible assets. Under the residual method, Vodafone has assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities other than mobile licences.

In their announcement, the SEC Staff stated that the residual method of accounting for intangible assets should no longer be used. The new guidance requires a direct method of valuation where assets are valued separately and without reference to other assets or liabilities.  For Vodafone’s US GAAP reporting the new guidance is effective immediately for business combinations and will be effective no later than 1 April 2005 for impairment testing of assets previously tested using the residual method.  Vodafone currently anticipates any impact will be accounted for within its US GAAP results for the year ending 31 March 2005.

On transition to the new rules, the guidance requires Vodafone to carry its indirect interest in the Verizon Wireless licences at the lower of the current carrying value and the fair value of the licences determined using a direct valuation method.  Any reduction in value would be recorded, net of tax, as a cumulative effect of change in accounting principle and not as a restatement of prior periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 1, 2004	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary